FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

For the month of June, 2002

SUEZ
(translation of registrant's name into English)

16, rue de la Ville l'Evêque, 75008 Paris, France (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82__________

Press release

Paris, June 28, 2002

SUEZ invokes procedures provided under the French-Argentine Bi-lateral Investment Treaty and books provisions to cover all its exposure in Argentina

On January 6, 2002, the Argentine government simultaneously:

- ended the fixed 1 US dollar/ 1 Argentinean peso parity in effect since 1991;
- blocked price adjustment provisions in contracts with regulated companies, according to both peso exchange rate fluctuations in relation to the dollar and inflation.

In light of this situation, SUEZ immediately took the necessary steps to sustain its Argentine subsidiaries' operations and provide uninterrupted quality service to its customers. At the same time, these subsidiaries entered into discussions with Argentine authorities within the framework of procedures, as provided by Argentine Federal Government and Provincial Government. Philippe Brongniart, Vice Chairman of SUEZ and member of the Board of Directors, is coordinating these operations.

These negotiations are particularly important for the future of SUEZ activities in Argentina, notably in the water sector, because of the magnitude of its activity, and of investments undertaken in association with large multi-lateral financial institutions such as the International Finance Corporation (IFC), Inter-American Development Bank (IDB), and the European Investment Bank (EIB), directly and via bank syndications.

The peso devaluation has become more pronounced. The economic situation has deteriorated. Negotiations between Argentine authorities and the Group's subsidiaries have not yet come to a successful conclusion. Consequently, SUEZ has decided to:

- Invoke procedures provided under the Bi-lateral Investment Treaty signed by France and Argentina. These procedures commit the Argentine government to reach an amicable agreement with French investors in Argentina concerning corrective and compensatory measures in relation to disputes affecting such investors when such disputes arise from actions or omissions of the government.

  Should these negotiations not produce a conciliatory agreement within six months, the Group can seek to resolve the issue through international arbitration under the jurisdiction of the International Center for Settlement of Investment Disputes (ICSID), an international arbitration tribunal established in conjunction with the World Bank.

- Book a EUR 500 million charge Group' share in consolidated accounts as of June 30, 2002. Together with the charge recorded December 31, 2001, this equates to eliminating SUEZ's foreign exchange risk on debt and writing off its net consolidated equity

Gérard Mestrallet, Chairman and CEO of Suez, stated:
"These dispositions are exceptional measures in an exceptional situation. SUEZ is determined to maintain an essential service to 11 million people in Argentina and expects its efforts to be shared by all stakeholders with the support of multi-lateral financial institutions. SUEZ is also determined to defend its contractual rights. I do greatly hope that Argentina quickly finds the path of economic recovery"

SUEZ has been active in Argentine for over 10 years, providing services mainly in the water area.

In 2001, Argentina represented 2.5% of total Group revenues and less than 3% of capital employed.

Group water companies provide 11 million people with drinking water and 7.5 million people with wastewater treatment services which together in 2001 generated total revenues of EUR 873 million. The main companies involved are Aguas Argentinas (Buenos Aires), Aguas Provinciales de Santa Fe, and Aguas Cordobesas. Ondeo Degrémont and Ondeo Nalco are also present.

SUEZ Energy Division generated EUR 185 million in revenues in 2001, principally in natural gas distribution, via Litoral Gaz, to industry and municipalities in Santa Fe and Rosario (Litoral Gas). The Energy Division is also active in the transmission of natural gas thanks to Gazoducto Nor Andino which supplies Argentine natural gas to energy producers based in Chile.

In Waste Services, Cliba, consolidated under the equity method, generated EUR 200 million in revenues in 2001. Cliba is specialized in the collection and the treatment of municipal waste for the provinces of Buenos Aires and Cordoba.

SUEZ is one of the world's premier services groups, with a staff of 190,000 employees at work in 130 countries, serving industrial, individual, and municipal customers. SUEZ is a leading international player in each of its businesses: the world leader in water-related services, the world leader in waste services outside the U.S., among the world's leading energy groups, and n°1 in energy services in Europe. It generated 2001 revenues of EUR 42.4 billion, 54.6% of which originated outside the Group's domestic markets of France and Belgium.

SUEZ is listed on Euronext Paris and Euronext Brussels, as well as on the Luxembourg, Zurich and New York Stock Exchanges. It is the only name from its sector represented on every major international index: CAC 40, Eurostoxx 50, FTSE Eurotop 100 and the MSI Europe (Morgan Stanley Index). According to the World Investment Report 2001 (United Nations Conference on Trade and Development - UNCTAD), SUEZ is ranked 19th in the world among companies with the greatest international presence, and 2nd among French companies so listed.

Disclaimer

This press release contains certain forward-looking statements, particularly with respect to future events, trends, plans or objectives. These statements are based on management's current views and assumptions and involve a number of risks and uncertainties which may lead to a significant difference between actual results and those suggested either explicitly or implicitly in these statements (or suggested by past results). Additional information about these risks and uncertainties appears in documents filed by Suez with the U.S. Securities and Exchange Commission and the French Commission des Opérations de Bourse. The present forward-looking statements are offered as of the date of release, with no undertaking by Suez to update or revise them, whether in connection with new information, future events, or any other factor.

Press contacts:
Anne Liontas: (331) 4006 6654
Catherine Guillon: (331) 4006 6715
Antoine Lenoir: (331) 4006 6650

Financial analyst contact:
Frédéric Michelland: (331) 40 06 6635
Arnaud Erbin: (331) 4006 6489

For Belgium:
Guy Delilcour: 00 322 507 02 77

This release is also available on Internet: www.suez.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUEZ
(registrant)

Date : June 28, 2002

By: Senior Vice President – General Counsel
(Signature) *
/Philippe de MARGERIE/

* Print the name and title of the signing officer under his signature.